Advanced Series Trust
655 Broad Street
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

October 10, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ms. Jaea Hahn and Mr. Tony Burak

Re:

Registration Statements of Advanced Series Trust on Form N-14:

AST T. Rowe Price Asset Allocation Portfolio File Nos. 333-282010 and 811-05186

AST Mid-Cap Growth Portfolio File Nos. 333-282020 and 811-05186

AST Mid-Cap Value Portfolio File Nos. 333-282007 and 811-05186

AST Small-Cap Growth Portfolio File Nos. 333-282012 and 811-05186

Dear Ms. Hahn and Mr. Burak:

On behalf of Advanced Series Trust (the “Registrant”), set forth below are responses to telephonic comments received by the undersigned from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 7, 2024 and October 9, 2024. The Staff’s comments relate to the Registrant’s Registration Statements on Form N-14 (the “Registration Statements”), which were filed with the Commission on September 9, 2024 and September 10, 2024, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statements will be used in connection with special meetings of beneficial shareholders of the AST T. Rowe Price Asset Allocation Portfolio, AST Mid-Cap Growth Portfolio, AST Mid-Cap Value Portfolio, and AST Small-Cap Growth Portfolio (each a “Target Portfolio” and collectively, the Target Portfolios), each a series of the Registrant, scheduled to be held on November 26, 2024.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statements. Our summary of the comments and our responses thereto are provided below. The Registrant intends to file definitive versions of the Registration Statements pursuant to Rule 497 under the 1933 Act to reflect the revisions discussed herein in response to the Staff’s comments and make certain other non-material changes, as appropriate.

The Registrant confirms that where a comment is made with respect to disclosure in one location, it will apply to all similar disclosure appearing elsewhere in the Registration Statement and similarly in the other Registration Statements.

General Comments:

1.

Comment: Throughout the prospectus/proxy statement section of the Registration Statement (the “Prospectus/Proxy Statement”), please clarify references to the “Combined Portfolio” to indicate that the ultimate portfolio post-reorganization reflects a new investment strategy and subadvisers and not the current structure and strategy of the Acquiring Portfolio.

Response: The Registrant has revised the defined term “Combined Portfolio” to “Combined Portfolio (as Repositioned)” and made certain additional clarifying edits throughout the Registration Statement.

2.

Comment: Please clarify the shareholder benefits of reorganizing the Target Portfolio into the Acquiring Portfolio set forth in Q4 under “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL”. In particular, please explain what is meant by “decreasing economies of scale” as compared to “opportunity to improve overall economies of scale” and explicitly address the Target Portfolio’s historical performance.

Response: The Registrant has revised the disclosure as marked below to clarify the benefits of the proposed Reorganization of AST Mid-Cap Growth Portfolio into AST Large-Cap Growth Portfolio (similar edits, as applicable, will be made to the other Registration Statements).

Q4. WHY IS THE REORGANIZATION BEING PURSUED?

A. Effective December 31, 2020, Prudential Financial, Inc. ("Prudential") discontinued sales of traditional variable annuity contracts with guaranteed living benefits and restricted additional purchases into certain existing contracts. The closure of these products, coupled with industry trends impacting the platform, has resulted in limited potential sources of long-term scale and the likelihood of related expense increases for the Portfolios. The Manager's goal in making the proposal set forth in the attached Prospectus/Proxy Statement and other recent changes to the Prudential fund platform is to ensure shareholders are protected from decreasing economies of scale due to lower expected asset levels in the long term,  and to provide~~, providing~~ the potential for improved performance through newly repositioned portfolios; all the while ~~and~~ preserving the high-level services shareholders have come to expect.

~~The~~ With respect to the Portfolios, the Reorganization will consolidate the Target Portfolio and the Acquiring Portfolio, providing an opportunity to improve overall economies of scale in the near term. In addition, shareholders of the Target Portfolio are expected to benefit from reduced total gross and net expenses as shareholders of the Combined Portfolio (as Repositioned) following the Reorganization. The Reorganization also provides shareholders of the Target Portfolio with the potential for improved performance as the Acquiring Portfolio has outperformed, and hypothetically as repositioned would have outperformed the Target Portfolio.

3.	Comment: Please explain why the Repositioning of the Acquiring Portfolio is conditioned on the Reorganization of the Target Portfolio.

Response: The Repositioning is contingent upon shareholder approval of the Reorganization because the strategy and subadviser changes contemplated by the Repositioning require the increased scale and elimination of strategies provided by the consolidation of assets and subadvisers of the Portfolios through the Reorganization.

4.

Comment: The third bullet in the answer to Q5 under “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL” states the annualized estimated benefit to shareholders of the Target Portfolio from the Reorganization. Please confirm the amounts listed in each Registration Statement. In addition, please clarify if such savings result from temporary fee reductions through waivers and if so, disclose that expenses may increase upon expiration of such waivers.

Response

: The Registrant confirms that the estimated amount of shareholder savings disclosed in Question 5 is accurate for each Reorganization.  The amounts reflect savings that primarily result from a permanent contractual reduction in the management fee payable by each Target Portfolio following the Reorganization (the so-called Management Fee Reduction) and not a temporary contractual waiver subject to expiration.

5.

Comment: Please explain the changes resulting from the Repositioning in Q6 under “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL.” In addition, consider a cross-reference to the related discussion later in the Prospectus/Proxy Statement.

Response: The Registrant has revised Q6 to describe the Repositioning and has added a cross reference to the discussion regarding the Repositioning that appears later in the Prospectus/Proxy Statement as shown below for the Reorganization of AST Mid-Cap Growth Portfolio into AST Large-Cap Growth Portfolio (similar edits, as applicable, will be made to the other Registration Statements).

Q6. WHAT WILL HAPPEN TO THE TARGET PORTFOLIO'S CURRENT INVESTMENTS?

A. As explained further in the attached Prospectus/Proxy Statement, effective on or about the date of the Reorganization, which is expected to be on or about December 16, 2024, the Acquiring Portfolio will be "repositioned.~~,~~" The Repositioning ~~which~~ involves hiring Putnam Investment Management, LLC and J.P. Morgan Investment Management Inc. as additional subadvisers to the Acquiring Portfolio to serve alongside ClearBridge Investments, LLC, T. Rowe Price Associates, Inc. and Jennison Associates LLC and making certain changes to the Acquiring Portfolio's principal investment strategies (collectively, the “Repositioning”). In addition, ~~effective on such date,~~ the contractual management fee for the Acquiring Portfolio will be reduced on the date of the Repositioning pursuant to the Management Fee Reduction. The Manager will not move forward with the Repositioning or the Management Fee Reduction if the Reorganization is not approved. The Repositioning is contingent upon shareholder approval of the Reorganization because the strategy and subadviser changes contemplated by the Repositioning require the increased scale and rationalization of strategies provided by the consolidation of assets and subadvisers of the Portfolios through the Reorganization.

The extent to which the securities of the Target Portfolio will be retained in the Combined Portfolio (as Repositioned)~~by the Acquiring Portfolio~~ will be determined by the ~~consistent w investment objective and strategies~~ subadvisers to the Combined Portfolio (as Repositioned)~~, as repositioned and in effect as of the date of the Reorganization~~. It is expected that approximately 9.3% of the securities of the Target Portfolio's will be retained in connection with the Reorganization and Repositioning. ~~Please see Q8 for additional information on the costs associated with the Reorganization and Repositioning.~~ Please see pages ___ -___ of the attached Prospectus Proxy Statement for a comparison of the principal investment strategies of the Target Portfolio, Acquiring Portfolio, and the Combined Portfolio (as Repositioned). In addition, please see Q8 for additional information on the costs associated with the Reorganization and Repositioning.

6.	Comment: Please supplementally explain if the Repositioning of the Acquiring Portfolio was approved by the Board of Trustees of the Registrant and if the Repositioning requires shareholder approval.

Response: The Registrant confirms that the Board of Trustees approved matters related to the Repositioning of each Acquiring Portfolio. These matters do not separately require shareholder approval.  In particular, the Board relied upon exemptive relief issued to the Registrant to appoint new subadvisers to the Acquiring Portfolio (the Manager-of-Managers Order). Subject to certain conditions, the Manager-of-Managers Order permits the Manager to hire subadvisers that are either indirectly or directly wholly-owned subsidiaries of, or that are not affiliated with, the Manager, and to make changes to certain existing subadvisory agreements with the approval of the Board of Trustees of the Registrant without obtaining shareholder approval.

Comment: Q6 under “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL” states the percentage of the securities of the Target Portfolio that will be retained in connection with the Reorganization. Please supplementally confirm the percentage of Target Portfolio securities that are expected to be retained in connection with the Reorganization and whether such securities will be managed by the same subadvisers in the Combined Portfolio (as Repositioned). In addition, please supplementally confirm if the subadvisers appointed in connection with the Repositioning are appointed to reposition the Acquiring Portfolio only or if they will be retained following the Repositioning and Reorganization.

Response: The Registrant confirms the accuracy of the percentage of securities that will be retained in connection with each Reorganization. For the subadvisers that are remaining, it is expected that those Target Portfolio securities retained will be managed by the same subadvisers to the Combined Portfolio (as Repositioned) as acquired such securities on behalf of the applicable Target Portfolio. The subadvisers to the Combined Portfolio (as Repositioned) are appointed to manage those Acquiring Portfolio assets allocated by the Manager on an ongoing basis, beyond the period necessary to reposition the Acquiring Portfolio, subject to oversight by the Manager and the Board of the Registrant.

7.

Comment:  The Staff notes that Q7 under “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL” states that “[t]he Board considered information regarding any potential adverse impact to shareholders as a result of the Reorganization.” Please briefly identify what was considered.

Response: The Registrant confirms that the significant factors, including any adverse factors as applicable, with respect to the Board’s decision to approve the Reorganization are adequately set forth in the Registration Statement.

8.

Comment:  Q8 under “IMPORTANT INFORMATION TO HELP YOU UNDERSTAND AND VOTE ON THE PROPOSAL,” states that the Manager will pay the costs of the Reorganization other than transaction costs. Please confirm the amounts of such transaction costs and clarify the disclosure regarding whether such transaction costs include transaction costs related to the Repositioning.

Response: The Registrant confirms the accuracy of the estimated transaction costs disclosed in the Registration Statement.  The Registrant has added the following disclosures to Q8 to clarify the transaction costs borne by shareholders.

AST Mid-Cap Growth Portfolio and the AST Mid-Cap Value Portfolio:

These transaction costs relate to aligning the portfolio holdings of the Target Portfolio in anticipation of the Reorganization with the portfolio holdings of the repositioned Acquiring Portfolio. Shareholders of the Target Portfolio will not bear any costs associated with the Repositioning of the Acquiring Portfolio.

AST T. Rowe Price Asset Allocation Portfolio and the AST Small-Cap Value Portfolio:

These transaction costs relate to aligning the portfolio holdings of the Target Portfolio and the Acquiring Portfolio in connection with the Reorganization and Repositioning, respectively. Shareholders of the Combined Portfolio (i.e., Target Portfolio and Acquiring Portfolio shareholders) will bear these transaction costs on a pro rata basis.

9.	Comment: In the Registration Statements, please include the applicable 1933 Act number for any documents that are incorporated by reference.

Response: The Registrant will include the applicable 1933 Act number for any documents that are incorporated by reference.

10.

Comment: On page 4 of the Prospectus/Proxy Statement, under the section entitled “Summary,” please clarify the disclosure comparing the investment objectives and principal investment strategies of the Portfolio among the Target Portfolio, the Acquiring Portfolio and the Combined Portfolio following the Repositioning. In addition, consider a cross-reference to the related discussion later in the Prospectus/Proxy Statement.

Response: The Registrant has revised the referenced disclosure and added a cross reference to the discussion later in the Prospectus/Proxy Statement.

11.	Comment: Where appropriate, please consider adding disclosure regarding the amount of Combined Portfolio assets that will be allocated to each subadviser following the Repositioning.

Response: The Manager has revised the Registration Statement disclosure to clarify how subadvisers will be allocated assets by the Manager.

12.	Comment: Where appropriate, please consider adding disclosure describing why the Acquiring Portfolio is being repositioned.

Response: See Registrant’s response to Comment 2 above and related disclosure enhancements to Q4.

13.	Comment: Please disclose whether the risk/return profile of the Target Portfolio, Acquiring Portfolio, and Combined Portfolio (as Repositioned) will be the same.

Response: The risk/return profile of the Combined Portfolio (as Repositioned) is substantially similar to the risk/return profile of the Target Portfolio and the Acquiring Portfolio.  The Registrant has revised the applicable disclosure accordingly.

14.

Comment: The sections titled “Comparison of Investment Objectives and Principal Investment Strategies of the Portfolios” on page 4 and “Analysis of Investment Objectives and Principal Investment Strategies of the Portfolios” on page 11, state that as of June 30, 2024, the “Target Portfolio and the Combined Portfolio invested approximately 94.9% and 98.2%, respectively, in equities …”  Please replace “Combined Portfolio” with “Acquiring Portfolio.”

Response: The Registrant has made the requested changes.

15.

Comment: Under the section titled “Analysis of Investment Objectives and Principal Investment Strategies of the Portfolios” section on page 11, the Staff noted that each of the Target Portfolio, Acquiring Portfolio and Combined Portfolio include “Foreign Investment Risk,” however the investment strategies for the Portfolios do not disclose investments in foreign securities. Please revise the disclosure to clarify if the Portfolios invest in U.S. and/or foreign securities.

Response:  The Registrant has revised its disclosure to clarify the Portfolios’ investments in foreign securities.

16.	Comment: In the section titled “Board Considerations,” please disclose whether the Board considered any factors that weighed against the proposed Reorganization.

Response: The Board was provided the information as presented in this Prospectus/Proxy Statement. In addition, the Board considered possible alternative scenarios for the Target Portfolio if the Manager did not pursue a Reorganization.

17.

Comment:  The section titled “Expenses of the Reorganization,” states that the Manager may use a transition manager to assist in the transition of the Target Portfolio.  Please explain who pays for the cost of the transition manager and whether the Manager will retain the transition manager in reliance on the Manager-of-Managers Order.

Response: A transition manager provides operational assistance and portfolio analysis to the Manager in connection with the transactions necessary to position a Portfolio for the Reorganization and Repositioning, as applicable. The transition manager does not have discretionary portfolio management authority with respect to a Portfolio and does not serve as an investment adviser to any Portfolio. Accordingly, the engagement of a transition manager is outside the scope of Section 15 under the Investment Company Act and neither shareholder approval nor reliance on the Manager-of-Managers Order is required. Costs related to the use of a transition manager are contemplated in the estimated transaction costs for the Reorganization and Repositioning, as applicable, disclosed in the Registration Statement. The Registrant has revised its disclosure to clarify the role of a transition manager.

18.

Comment: Please confirm that the section titled “Analysis of Investment Objectives and Principal Investment Strategies of the Portfolios” on page 11, appropriately describes the strategy for the Combined Portfolio (as Repositioned).

Response: The Registrant has revised the introductory disclosure in the noted section to further clarify the changes to the strategy of the Acquiring Portfolio in connection with the Repositioning.

19.

Comment: The Staff notes that the Principal Investment Strategies for the Combined Portfolio (as Repositioned) identifies certain investments, such as “equity and equity-related securities” and investments in other investment companies including exchange-traded funds, not included in the Principal Investment Strategies for the Target Portfolio or the Acquiring Portfolio. Please confirm the sufficiency of the disclosure regarding these additional investments.

Response: The Registrant appreciates the Staff’s comments and believes the disclosure accurately reflects the investment strategy of the Combined Portfolio (as Repositioned). The additional investments cited by the Staff are described as follows in disclosure of the Portfolio’s strategy:

Equity and equity-related securities include common and preferred stock, other investment companies, including exchange-traded funds (ETFs), securities convertible into common stock, securities having common stock characteristics, futures contracts and other derivative instruments whose value is based on common stock, such as rights, warrants or options to purchase common stock.

The Registrant respectfully declines to name those underlying funds (mutual funds and ETFs) in which the Combined Portfolio (as Repositioned) may invest from time to time as any potential investment is subject to change and the Combined Portfolio (as Repositioned) is not structured as a traditional “funds of funds.”

20.

Comment: In the section titled “Principal Risks of the Portfolios,” please add disclosure that the principal risks table alone cannot be used to determine the risk profile of a portfolio and a shareholder should refer to the prospectus of the relevant Portfolio for a Portfolio’s full risk profile.

Response:  The Registrant has added disclosure to the effect of that requested.

21.	Comment: In the performance tables, please list the Broad-Based Securities Market Index first (i.e., before references to other named indices).

Response:  The Registrant has revised the disclosure as requested.

22.

Comment: Please confirm supplementally if the tax opinion will be filed by post-effective amendment. In addition, please include disclosure as to any adverse tax consequences of the Reorganization to Contract holders.

Response: As noted at Item 16(12) of Part C to the Registration Statements, the Registrant confirms that the tax opinion will be filed by post-effective amendment to the Registration Statement and that, as disclosed, it is expected that there will be no adverse tax consequences to Contract owners as a result of the Reorganization.

23.

Comment:  With respect to the Registration Statement related to AST T. Rowe Price Asset Allocation Portfolio, in the “Analysis of Investment Objectives and Principal Investment Strategies of the Portfolios” section, please explain if the following statement also applies to the Combined Portfolio (as repositioned): “both Portfolios are categorized by Lipper as mixed-asset target allocation moderate portfolio.”

Response: The Registrant has revised the discourse to clarify the statement also applies to the Combined Portfolio (as Repositioned).

Accounting Comments:

24.	Comment: Please ensure that all hyperlinks properly link to the referenced filings that are incorporated by reference.

Response: The Registrant confirms the hyperlinks to each document incorporated by reference in the Registration Statements are correct.

25.

Comment: The Staff noted that the capitalization table in the Registration Statements is dated as of June 30, 2024. Please update the capitalization tables to a date that is within 30 days of the effective date of the Registration Statement. In addition, please supplementally explain why the information as of June 30, 2024 originally included in the capitalization tables in the Registration Statements do not match the Registrant’s June 30, 2024 semi-annual report financials.

Response: The Registrant has updated the capitalization table in each Registration Statement to reflect data as of September 30, 2024. The Registrant notes that the differences in the total net assets as of June 30, 2024 in the capitalization table as compared to the June 30, 2024 semi annual total net assets are attributable to presenting end of day net assets versus GAAP adjusted net assets for financial reporting, respectively.

26.

Comment: The fee table in the Registration Statement with respect to AST Small-Cap Value Portfolio reflects that the Target Portfolio had an expense cap that expired as of June 30, 2024.  Please remove the reference to the expired expense cap in the fee table and related footnote.

Response:  The Registrant has updated the fee table to remove references to the expired expense cap.

27.

Comment: The Registration Statement with respect to  the AST Small-Cap Value Portfolio states that the Acquiring Portfolio (AST Small-Cap Growth Portfolio) will be the accounting survivor of the Reorganization.  Please supplementally explain the factors that were considered in determining that the Acquiring Portfolio is the accounting survivor.

Response: Based on guidance provided by the American Institute of Certified Public Accountants (the AICPA) and the Staff of the Commission, the Manager believes that the Acquiring Portfolio is the appropriate accounting and performance survivor following the Reorganization.

In reaching this conclusion, the Manager considered the following factors: investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition. Furthermore, the expense structure of the Combined Portfolio (as Repositioned) will be consistent with that of the Acquiring Portfolio.

·	Investment Advisers: Each of PGIM Investments LLC and AST Investment Services, Inc. currently serve as investment advisers to each Target Portfolio and each Acquiring Portfolio.

The Target Portfolio and Combined Portfolio (as Repositioned) share two common subadvisers (Boston Partners and Hotchkis & Wiley).  Although the remaining sub-advisers differ between the Portfolios, ultimate allocation of Portfolio assets among the subadvisers and other investment companies, including ETFs is determined by the Strategic Investment Research Group (SIRG) of the Manager, taking into account market conditions, risks and other factors. The Manager believes the Combined Portfolio (as Repositioned) more closely resembles the Acquiring Fund than the Target Portfolio.

·

Investment Objectives: The Portfolios have substantially similar investment objectives in that each seeks “long-term capital growth,” although the Target Portfolio’s objective is sought “ by investing primarily in small-capitalization stocks that appear to be undervalued.” The Portfolios have similar principal investment strategies and principal risks in that both Portfolios primarily invest in securities issued by small-capitalization companies. The Manager therefore believes the Combined Portfolio (as Repositioned) more closely resembles the Acquiring Fund than the Target Portfolio.

·

Policies and Restrictions: Although most of the fundamental policies, as set forth in the statement of additional information of the Portfolios, are materially the same, there are a few minor differences. For instance, the Target Portfolio’s restriction on investments in physical commodities allows for futures contracts and options thereon, whereas the Acquiring Portfolio (and Combined Portfolio as repositioned) may also engage in forward foreign currency contracts and acquire physical commodities as a result of the ownership of securities or instruments of any kind. The Manager therefore believes the Combined Portfolio (as Repositioned) more closely resembles the Acquiring Fund than the Target Portfolio.

·

Expense Structure and Expense Ratios: In terms of expenses, the each Portfolio has a similar fee expense structure and expense ratios. The Combined Portfolio (as Repositioned) is expected to have a lower management fee than the Target Portfolio (0.70% compared with 0.72%, respectively). The Combined Portfolio (as Repositioned) is also expected to have lower gross operating expenses as compared to the Target Portfolio (0.98% and 1.01%, respectively) and the overall net operating expenses for the Combined Portfolio (as Repositioned) are expected to be lower (0.98%) as compared to the Target Portfolio (1.01%). Shareholders of the Target Portfolio will benefit from  a lower total annual fund operating expense ratio for shareholders as a result of the Reorganization. The Manager therefore believes the Combined Portfolio (as Repositioned) more closely resembles the Acquiring Fund than the Target Portfolio.

·

Asset Size: With respect to scale, the Acquiring Portfolio had approximately $1.1 billion in net assets, and the Target Portfolio had approximately $979 million in net assets, each as of June 30, 2024. The Manager therefore believes the Combined Portfolio (as Repositioned) more closely resembles the Acquiring Fund than the Target Portfolio.

28.

Comment: The “Expenses of the Reorganization” section discusses the allocation of Reorganization and transaction costs to be paid by the Manager and the Target Portfolio. In addition, each Registration Statement highlights that the Acquiring Portfolio is being repositioned. Please review the disclosure and include the transaction costs associated with the repositioning of the Acquiring Portfolios. In addition, please quantify how much of the Acquiring Portfolio will be retained as part of the repositioning of the Acquiring Portfolios.

Response: The Registrant has  revised the Registration Statement to include costs associated with the Repositioning of each Acquiring Portfolio and  the party bearing such costs. See also Registrant’s response to Comment 8 above.

29.

Comment: The Registrant notes that the Target Portfolio is being repositioned prior to the Reorganization with respect to the reorganizations of AST Mid-Cap Value Portfolio and AST Mid-Cap Growth Portfolio into AST Large-Cap Value Portfolio and AST Large-Cap Growth Portfolio, respectively. Please supplementally explain whether the holdings of the Target Portfolio for these two Reorganizations are being repositioned in light of forced sales due to investment restrictions of the Acquiring Portfolio or, in the alternative, being sold due to portfolio manager decisions by the Acquiring Portfolio. Consistent with Rule 6-11(d)(2) of Regulation S-X, the Staff notes that the Registration Statement must include a Schedule of Investments if “the transaction will result in a material change in the acquired fund’s investment portfolio due to investment restrictions” of the Acquiring Portfolio.

Response: The Registrant confirms that the repositioning of the Target Portfolio prior to the Reorganization is due to portfolio management decisions by the subadvisers to the Combined Portfolio (as Repositioned) and not due to the investment restrictions of the Combined Portfolio. In each case, the portfolio holdings of a Target Portfolio anticipated to be sold are permitted holdings under the fundamental investment policies of the Acquiring Portfolio. In each case, a material change to Target Portfolio’s holdings is also not required in order for such holdings to comply with the 80% test required pursuant to Rule 35d-1 of the Combined Portfolio (as Repositioned)."

*        *        *

Please contact the undersigned at (973) 420-6867 or melissa.gonzalez@prudential.com  with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez, Assistant Secretary
Advanced Series Trust